Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-17 or 15d-17 thereunder.



EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Irwin Financial Corporation

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  500 Washington Street
                                         Columbus, IN  47201

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  812-376-1020


I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security: Irwin Financial Corporation common stock

2.  Number of shares outstanding before the change:  5,684,386
The number of shares outstanding before the change does not include 166,134 shares of treasury stock.

3.  Number of shares outstanding after the change:  11,368,772
The number of shares outstanding after the change does not include 332,268 (split adjusted) shares of treasury stock.

4.  Effective date of change:  December 30, 1996

5.  Method of change:  stock split
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:  two-for-one stock split

II.  Change in Name of Issuer

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4.  Date of shareholder approval of change, if required

1/3/97          /s/ Matthew F. Souza, Vice President and Secretary
DATE           OFFICER'S SIGNATURE AND TITLE